Exhibit (e)(14)

[Power Medical Interventions, Inc. Letterhead]

[Date]

[Participant Name]

[Participant Address]

Dear [Participant Name]:

As you know, Power Medical Interventions, Inc. (the “Company”) is currently in the process of becoming a part of              (the “Transaction”). The purpose of this letter is to explain how the Transaction will affect your outstanding stock options granted under the Company’s 1999 Stock Option Plan, the Company’s 2000 Stock Option Plan, the Company’s 2004 Stock Incentive Plan and/or the Company’s 2007 Equity Incentive Plan (collectively, the “Stock Options”).

Provided that the Transaction is consummated, which is expected to occur in the near future, each of your Stock Options that are outstanding at the time of the Transaction will be cancelled and terminated in exchange for the right to receive a cash payment equal to the difference, if any, between the per-share consideration received by the Company’s stockholders in the Transaction and the exercise price of the Stock Option, multiplied by the number of shares of the Company’s Common Stock then underlying the Stock Option. You will receive no payment for a Stock Option that has an exercise price that equals or exceeds the per-share consideration received by the Company’s stockholders in the Transaction. Following the completion of the Transaction, you will have no rights with respect to your Stock Options, except as described in this letter.

Any payments that you are entitled to receive in consideration for the cancellation of your Stock Options will be made shortly after the Transaction is completed and will be reduced by the amount of income taxes and other amounts that the Company is required to withhold from such payments.

To the extent that any of your Stock Options are or become exercisable, you may exercise such Stock Options at any time prior to the completion of the Transaction.

If for any reason the Transaction is not consummated, your outstanding Stock Options will continue to remain outstanding in accordance with the terms and conditions set forth in the applicable Company equity plan and Stock Option agreement.

If you have any questions about this letter, please call                     , at                     , for more information.

Very truly yours,